EXHIBIT 99.1

Addex Provisional 2024 Half-Year and Second Quarter Result increased from a Net loss to a Net Profit

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, September 19, 2024 - Addex Therapeutics (SIX/NASDAQ: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, announced today that its provisional half-year and second quarter net results have increased significantly in 2024 compared to 2023 and first quarter 2024 results primarily due to the sale of part of its business to Neurosterix Pharma Sàrl on April 2, 2024.

The provisional result amount to a net gain of CHF 9.8 million for the six-month period ended June 30, 2024 compared to a net loss of CHF 5.1 million for the six-month period ended June 30, 2023. The increase of CHF 14.9 million is primarily due to the gross proceeds of CHF 5.0 million received in cash from the sale of a part of Addex’s business and the fair value of the 20% equity interest in Neurosterix US holdings LLC received as part of the consideration and recorded at fair value of CHF 9.4 million on April 2, 2024. The cash position of the Group amounted to CHF 3.8 million as of June 30, 2024.

The 2024 half-year results are still under review and could be subject to change before their final publication.

We will issue our Half-Year 2024 Financial Results on September 30, 2024. Tim Dyer, CEO and Mikhail Kalinichev, Head of Translational Science, will provide a business update and a review of the Addex product pipeline during a teleconference and webcast for investors, analysts and media at 16:00 CEST (15:00 BST / 10:00 EDT / 07:00 PDT) the same day.

Title: Addex Therapeutics Half-Year 2024 financial results and corporate update
Date: September 30, 2024
Time: 16:00 CEST (15:00 BST / 10:00 EDT / 07:00 PDT)

Joining the Conference Call:

  Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial-in numbers, and a unique Personal PIN.

  In the 10 minutes prior to the call’s start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Webcast registration URL: https://edge.media-server.com/mmc/p/dus6oz27

Conference call registration URL: https://register.vevent.com/register/BI2705eb99ef6048ed87a2b734c0ffcfee

About Addex:
Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders and expects to start IND enabling studies in H1 2025. Addex is advancing an independent GABAB PAM program for chronic cough and expect to start IND enabling studies in 2025. Addex also holds a 20% equity interest in a private company, Neurosterix LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, mGlu7 NAM for mood disorders and mGlu2 NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 18, 2024, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.